SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S dollars in thousands)

	October 31, 2008	January 31, 2008
ASSETS
Current assets
Cash and cash equivalents (note 3)	$16,840	$23,766
Restricted cash (note 4)	1,308	—
Accounts receivable, net of allowance for doubtful accounts of $174 and $24 at October 31, 2008 and January 31, 2008, respectively (note 5)	5,934	6,507
Prepaid expenses and other current assets	1,303	1,195
Deferred costs	249	69
Net current deferred tax asset	429	234

Total current assets	26,063	31,771
Non-current assets
Restricted cash (note 4)	—	338
Property and equipment, net	1,322	1,597
Deferred costs - non-current	324	109
Net non-current deferred tax asset	326	136
Intangible assets, net (note 6)	5,961	4,534
Goodwill	23,332	17,126

Total non-current assets	31,265	23,840

Total assets	$57,328	$55,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,588	515
Accrued payroll and related expenses	1,848	2,156
Deferred consideration	2,970	1,049
Net current deferred tax liability	24	231
Income taxes payable	169	184
Other accrued liabilities	1,623	1,718
Deferred revenues	8,994	8,317
Liabilities in discontinued operations	53	141

Total current liabilities	17,269	14,311

Non-current liabilities
Capital leases due after more than one year	77	190
Deferred rent less current portion	364	427
Income taxes payable	83	119
Net non-current deferred tax liability	253	—
Deferred consideration	—	2,000

Total non-current liabilities	777	2,736

Series B preference shares, $0.0027 par value 10,000,000 authorized at October 31, 2008 and January 31, 2008, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,135 and 32,413,719 shares issued, 31,949,887 and 31,821,201 shares outstanding at October 31, 2008 and January 31, 2008, respectively	90	87
Additional paid-in capital	252,902	251,029
Treasury shares (at cost, 488,748 and 592,518 shares at October 31, 2008 and January 31, 2008, respectively)	(812)	(1,011)
Accumulated deficit	(209,033)	(208,135)
Accumulated other comprehensive loss	(3,865)	(3,406)

Total shareholders’ equity	39,282	38,564

Total liabilities and shareholders’ equity	$57,328	$55,611

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
Revenue:
License	$4,777	$3,731	$15,048	$11,750
Service	5,337	3,991	15,192	12,238

Total revenue	10,114	7,722	30,240	23,988

Cost of revenue:
License	619	409	1,705	1,186
Amortization of purchased technology (note 6)	226	164	668	491
Service	2,788	2,172	7,609	6,462

Total cost of revenue	3,633	2,745	9,982	8,139

Gross margin	6,481	4,977	20,258	15,849

Operating expenses:
Research and development	1,580	1,152	4,630	3,679
Sales and marketing	2,831	2,527	9,368	7,994
General and administrative	2,286	2,263	7,329	7,286
Restructuring charge (note 12)	100	—	154	—
Amortization of purchased intangible assets (note 6)	415	385	1,225	1,156

Total operating expenses	7,212	6,327	22,706	20,115

Loss from operations	(731)	(1,350)	(2,448)	(4,266)

Interest income, net	73	264	265	845
Exchange gain, net	151	184	252	381

Loss before provision for income taxes	(507)	(902)	(1,931)	(3.040)

Provision for income taxes	142	(253)	113	(543)

Net loss from continuing operations	(365)	(1,155)	(1,818)	(3,583)

Gain on sale of discontinued operations, net	920	—	920	16

Net income (loss)	$555	$(1,155)	$(898)	$(3,567)

Weighted-average shares used in computing basic and diluted net income (loss) per Ordinary Share
Basic	31,947,108	31,430,368	31,916,366	31,318,787

Diluted	33,017,121	31,430,368	31,916,366	31,318,787

Basic and diluted net income (loss) per Ordinary Share	$0.02	$(0.04)	$(0.03)	$(0.11)

Basic and diluted net income (loss) per equivalent ADS	0.03	(0.07)	(0.06)	(0.23)

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Nine months ended October 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(898)	$(3,567)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	575	472
Gain on sale of fixed assets	—	(5)
Amortization of purchased intangible assets	1,894	1,647
Share-based compensation	744	816
Gain on sale of discontinued operations, net	(920)	—
Effect of changes in foreign currency exchange rates	(120)	(15)
Changes in operating assets and liabilities:
Accounts receivable	2,063	1,054
Prepaid expenses and other current assets	(638)	(33)
Value added tax receivable	45	33
Accounts payable	1,018	(235)
Accrued payroll and related expenses	(616)	(310)
Deferred revenues	266	149
Value added tax payable	41	(53)
Warranty reserve	(25)	(16)
Other accrued liabilities	(220)	(553)

Net cash provided by (used in) operating activities	3,209	(616)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(244)	(538)
Proceeds (payments) relating to the sale of discontinued operations, net	920	(331)
Increase in restricted deposits	(970)	—
Payments relating to acquisitions	(8,749)	(865)

Net cash used in investing activities	(9,043)	(1,734)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(109)	(45)
Proceeds from sale of fixed assets	—	338
Issuance of ordinary shares	124	390
Repurchase of ordinary shares	(33)	—
Proceeds under bank overdraft facility	—	137
Increase in restricted cash deposits	—	(338)

Net cash (used in) provided by financing activities	(18)	482

Net decrease in cash and cash equivalents	(5,852)	(1,868)
Effect of exchange rate changes on cash and cash equivalents	(1,074)	50
Cash and cash equivalents at beginning of period	23,766	25,766

Cash and cash equivalents at end of period	$16,840	$23,948

Supplemental disclosure of cash flow information:
Interest paid	$25	$53

Taxes paid	$167	$118

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$(30)	$(338)

Shares issued in connection with acquisition	$1,239	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation and New Accounting Standards

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and /or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three and nine months ended October 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2009. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2008, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective for the Company as of February 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s condensed consolidated financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment, or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 were effective for the Company beginning February 1, 2008. The Company did not elect the fair value option for eligible financial assets and liabilities that are currently not required to be measured at fair value.

2.	Irish Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2008. A copy of the full group accounts for the year ended January 31, 2008, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, has been annexed to the relevant annual return, which was filed on August 19, 2008.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions.

3.	Fair Value Measurements

As stated in Note 1, Basis of Presentation and New Accounting Standards, effective February 1, 2008, the Company adopted SFAS 157 which requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis.

The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of October 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$16,840	$16,840	$—	$—
Restricted cash	1,308	1,308	—	—
Foreign exchange derivatives	(204)	—	(204)	—

	$17,944	$18,148	$(204)	$—

In accordance with the provisions of FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until February 1, 2009. The Company is evaluating the impact, if any, this Standard will have.

4.	Restricted Cash

At October 31, 2008, the Company had US$1.3 million in restricted cash.

The Company held US$970,000 in restricted funds in escrow with The F&M Bank & Trust Company. These funds were invested in US Government Securities as at October 31, 2008 and are due to be paid to the ex-owners of Assurity Technologies Inc. in February 2009 as the final acquisition performance related payment in respect of the purchase of certain assets from Assurity Technologies Inc.

The Company also had US$338,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a certain capital lease. The capital lease expires May 22, 2010. The deposit and the letter of credit expire on May 20, 2009 and the Company intends to renew the letter of credit for the amount outstanding on the capital lease. Should the Company not renew the letter of credit or default on its lease obligations, the amount due under the capital lease will be payable to the lessor.

5.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of October 31, 2008	As of January 31, 2008
	(U.S. dollars in thousands)
Billed receivables, net	$5,649	$5,872
Unbilled receivables, net	285	635

Total	$5,934	$6,507

The Company makes judgment as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

In fiscal 2008, the Company concluded that it was appropriate to show its accounts receivable and deferred revenue balances net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Accounts receivable and deferred revenue balances are shown net of advanced billings of US$1.3 million and US$842,000 at October 31, 2008 and January 31, 2008, respectively.

6.	Intangible Assets

Amortization for the three and nine months ended October 31, 2008 was US$641,000 and US$1.9 million, respectively. Amortization for the three and nine months ended October 31, 2007 was US$549,000 and US$1.6 million, respectively. As of October 31, 2008, amortization is estimated to be approximately US$641,000 for the remainder of fiscal 2009. Amortization is estimated to be approximately US$2.2 million in the year ending January 31, 2010, US$1.5 million in the year ending January 31, 2011, US$1.1 million in the year ending January 31, 2012, US$502,000 in the year ending January 31, 2013 and US$20,000 in the year ending January 31, 2014.

	As of October 31, 2008				As of January 31, 2008
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)
Purchased technology	$17,636	$3,392	$13,113	$1,131	$16,893	$3,392	$12,445	$1,056
Trade names	397	—	216	181	330	—	169	161
Customer base	15,690	567	10,489	4,634	13,180	567	9,321	3,292
Covenants	2,559	1,232	1,312	15	2,559	1,232	1,302	25

Total identifiable
Intangible Assets	$36,282	$5,191	$25,130	$5,961	$32,962	$5,191	$23,237	$4,534

During the nine months ended October 31, 2008, the Company allocated approximately US$3.3 million of purchase price to intangible assets (acquired customer base of US$2.5 million, purchased technology of US$743,000 and trade names of US$67,000) in connection with the acquisition of the Movaris business.

During the fourth quarter of fiscal 2008, the Company completed its annual impairment test and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and SFAS 144 and determined its recorded non-current assets were not impaired as of January 31, 2008.

The weighted average amortization period for each type of intangible asset was as follows for the three months and nine months ended October 31, 2008 and October 31, 2007:

Years
Purchased technology	3
Trade names	4
Customer base	5
Covenants	2

Total	4

7.	Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of October 31, 2008 and January 31, 2008 did not qualify as accounting hedges as of October 31, 2008 and January 31, 2008, respectively. The fair value (losses) gains on derivatives held as of October 31, 2008 and January 31, 2008 were recognized in the Consolidated Statements of Operations.

As of October 31, 2008, the Company had five forward exchange contracts, three of which maturing in fiscal 2009 and two maturing in fiscal 2010 to sell US$1.5 million and receive euro in return. The fair value of these contracts as of October 31, 2008 was US$204,000 negative.

	As of October 31, 2008		As of January 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$16,840	$16,840	$23,766	$23,766
Accounts receivable, net	$5,934	$5,934	$6,507	$6,507
Accounts payable	$1,588	$1,588	$515	$515
Deferred consideration	$2,970	$2,970	$3,049	$3,049

Derivatives
Foreign exchange forward contracts	$(204)	$(204)	$40	$40

•	The carrying value of cash equivalents, accounts receivable, accounts payable and deferred consideration approximates fair value due to the short maturities of those instruments.

•	The fair value of the foreign exchange forward contracts was calculated as the present value of the settlement amount less the current valuation based on the October 31, 2008 spot rate.

The carrying amounts for derivatives in the above table are included in consolidated balance sheets under ‘Other accrued liabilities’ caption.

8.	Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three and nine months ended October 31, 2008 and 2007:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands)
Net income (loss)	$555	$(1,155)	$(898)	$(3,567)
Foreign currency translation	(392)	(131)	(459)	(355)

Comprehensive loss	$163	$(1,286)	$(1,357)	$(3,922)

9.	Computation of Net Income (Loss) Per Ordinary Share

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net income (loss) per ordinary share-
Net income (loss) available to ordinary shareholders	$555	$(1,155)	$(898)	$(3,567)

Denominator:
Denominator for basic net income (loss) per ordinary share	31,947,108	31,430,368	31,916,366	31,318,787

Denominator for diluted net income (loss) per ordinary share	33,017,121	31,430,368	31,916,366	31,318,787

Basic and diluted net income (loss) per ordinary share	$0.02	$(0.04)	$(0.03)	$(0.11)

ADS used in computing basic net income (loss) per equivalent ADS	15,973,554	15,715,184	15,958,183	15,659,394

ADS used in computing diluted net income (loss) per equivalent ADS	16,508,561	15,715,184	15,958,183	15,659,394

Basic and diluted net income (loss) per equivalent ADS	$0.03	$(0.07)	$(0.06)	$(0.23)

10.	Income Taxes

Provision for income taxes was US$142,000 credit and US$113,000 credit for the three and nine months ended October 31, 2008, respectively; compared to a US$253,000 charge and US$543,000 charge for the three and nine months ended October 31, 2007, respectively. During the three and nine months ended October 31, 2008, the Company recorded a deferred tax credit of US$130,000 and US$233,000 respectively, for US net operating losses and deductible timing differences incurred during that period. The Company also recorded a tax credit of US$72,000 in the three months ended October 31, 2008 relating to a reversal of reductions in income tax payable resulting from the exercise of stock options and other employee stock programs that were credited to stockholders’ equity in the three and six months ended July 31, 2008. The residual provision for income taxes of US$60,000 and US$120,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the UK tax jurisdiction. During the three and nine months ended October 31, 2007, the Company recorded a deferred tax expense of US$140,000 and US$341,000 in relation to US net operating losses and deductible timing differences during that period. The residual provision for income taxes of US$113,000 and US$203,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the Irish and UK tax jurisdictions.

The Company will continue to review its operating results to determine if it becomes more likely than not that its deferred tax assets will be realized in the future, at which time the Company would release some or all of the valuation allowance. The Company may record additional deferred tax benefits in future periods if it expects to utilize additional deferred tax assets. This analysis is largely based on the Company’s assessment of future income which is closely connected to its budgeting process, which takes place in the fourth quarter of each year.

11.	Share-based Compensation Plans

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 5,000,000 ordinary shares (2,500,000 equivalent American Depositary Shares, or ADSs) to be allocated among the plans by the Board of Directors. The 5,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 5,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase ordinary Shares of the Company, was approved by our Board of Directors on May 21, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

Trintech Group PLC Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ending August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

Trintech Group PLC Share Option 1997 Scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme is to attract and retain the best available personnel to promote the success of the Company’s business. We are required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries are eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors are eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 1997 scheme at any time.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme is to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries are eligible to receive grants of non-statutory options. In addition, US resident directors and consultants are eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The Board of Directors may amend or modify the directors and consultants scheme at any time.

The 1998 scheme expired in April 2008.

A summary of the Company’s stock option activity and related information for the nine months ended October 31, 2008 and 2007 is as follows:

	October 31, 2008		October 31, 2007
	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of period	4,509,214	$1.91	5,407,312	$1.98
Granted	2,399,200	1.23	916,600	2.03
Cancelled	(160,408)	2.38	(233,504)	3.43
Forfeited	(619,954)	1.39	(429,352)	1.80
Exercised	(1,250)	0.60	(191,488)	1.17

Outstanding at end of period	6,126,802	$1.68	5,469,568	$1.97

Exercisable at end of period	3,433,124	$1.90	3,699,686	$1.95

	October 31, 2008		October 31, 2007
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.56	$1.23	$0.95	$2.03

Exercise prices for options outstanding as of October 31, 2008 ranged from US$0.50 to US$3.64 per share. The breakdown of outstanding options at October 31, 2008 by price range is as follows:

	Outstanding share options			Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 — 1.15	585,310	3.79	$0.97		306,410	$0.86
$ 1.23 — 1.23	1,630,100	6.27	1.23		—	—
$ 1.25 — 1.77	1,592,732	3.55	1.48		1,252,582	1.45
$ 1.78 — 3.64	2,318,660	3.96	2.31		1,874,132	2.37

	6,126,802	4.45	$1.68	$5	3,433,124	$1.90	$5

The weighted average remaining contractual term for options exercisable as of October 31, 2008 is 3.22 years.

The aggregate intrinsic value for exercised share options was US$0 during the three and nine months ended October 31, 2008.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$1.20 as of October 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

Valuation and expense information under SFAS 123R

The following table summarizes the share-based compensation expense related to employee share options, and employee share purchases under SFAS 123R for the periods presented which was allocated as follows:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands)
Cost of revenue-license	$1	$2	$4	$7
Cost of revenue-services	16	12	44	57
Research and development	16	10	44	44
Sales and marketing	49	58	145	162
General and administrative	124	200	508	546

Total	$206	$282	$745	$816

The fair value for these share options was estimated at the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
Risk-free interest rate (%)	2.92	4.18	2.98	4.54
Expected dividend yield (%)	0	0	0	0
Expected volatility	0.61	0.46	0.55	0.49
Expected life (years)	4.6	4.6	4.6	4.6

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in the three and nine months ended October 31, 2008 and 2007, based on its historical option forfeiture experience, is approximately 2.2%. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$1.3 million as compensation expense in fiscal years 2009 to 2012. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

12.	Restructuring Charge

Due to the difficult business trading environment in the US, a restructuring plan was established to rationalize, integrate and align the resources of the Company. This restructuring plan includes workforce reductions and abandoning of excess lease facilities. The workforce reduction is expected to enable us to better align the cost structure during the current economic downturn, which has adversely impacted our revenues, elongated our selling cycles, and delayed, suspended or reduced the demand for certain of our products. The lease facility reductions will allow us to consolidate our workforces within the offices better matching their size and needs; it also is expected to allow us to match operational costs more closely with our projected need levels. Both the workforce and the facilities are larger than necessary for our level of business activity. Further restructuring in the form of workforce reductions may be required in Q4 FY2009 due to the deterioration in market conditions.

The restructuring program results in costs incurred primarily for workforce reduction across certain business functions. The restructuring program will also result in additional abandoned excess lease facilities in San Jose, California. For three and nine months ended October 31, 2008, the Company incurred US$100,000 and US$154,000 in severance costs for workforce reductions and abandonment of excess lease facilities in San Jose which is included in the line item “Restructuring Charge” in the consolidated statement of operations for the three and nine months ended October 31, 2008.

The Company recorded a provision for abandonment of US$287,000 relating to the San Jose lease in California as of February 14, 2008, the date that the Company acquired Movaris Inc. The provision represents 50% of the leased space which is permanently idle and is physically separate from the utilized space. An additional 15% of the leased space amounting to US$30,000 was provided for as a restructuring charge in the quarter ended October 31, 2008.

The Company’s sub-tenant at its Hayward, California facility defaulted on its contractual lease obligation and vacated the building without notice in April 2007. Subsequently, the Company created an additional provision for abandonment of US$286,000 in the quarter ended April 30, 2007.

The following table summarizes the Company’s restructuring activity for the nine months ended October 31, 2008:

	Employee Severance and Benefits	Consolidation of Facilities & Operations	Total
	(U.S. dollars in thousands)
Reserve balance January 31, 2008	$—	$277	$277
Restructuring provision	—	293	293
Income statement expense	124	30	154
Amounts paid	$(124)	(388)	(512)

Reserve balance October 31, 2008	$—	$212	$212

The restructuring provision as of October 31, 2008 consisted of a US$90,000 provision for leasehold abandonment for the San Jose lease, a US$60,000 provision for leasehold abandonment for the Hayward lease which was assumed as part of the Concuity acquisition and US$62,000 German company liquidation expenses. The restructuring provision is included in other accrued liabilities in the condensed consolidated balance sheet as of October 31, 2008.

13.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related

Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006.

In June 2006, the Company announced the formation of its Healthcare business group. In December 2006, the Company acquired substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

Three months ended October 31, 2008

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$8,672	$1,442	$10,114	$—	$10,114
Cost of sales	2,580	811	3,391	242	3,633

Gross profit	6,092	631	6,723	(242)	6,481
Operating expenses	4,785	1,004	5,789	1,423	7,212

Operating profit (loss)	1,307	(373)	934	(1,665)	(731)
Non-operating income, net	—	—	—	366	366

Net income (loss) from continuing operations	$1,307	$(373)	$934	$(1,299)	$(365)

Segment assets	$6,349	$888	$7,237	$26,759	$33,996

Segment goodwill	$19,514	$3,818	$23,332	$—	$23,332

Three months ended October 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$6,679	$1,043	$7,722	$—	$7,722
Cost of sales	1,845	721	2,566	179	2,745

Gross profit	4,834	322	5,156	(179)	4,977
Operating expenses	3,865	995	4,860	1,467	6,327

Operating profit (loss)	969	(673)	296	(1,646)	(1,350)
Non-operating income, net	—	—	—	195	195

Net income (loss) from continuing operations	$969	$(673)	$296	$(1,451)	$(1,155)

Segment assets	$5,337	$1,275	$6,612	$30,725	$37,337

Segment goodwill	$12,247	$3,738	$15,985	$—	$15,985

Nine months ended October 31, 2008

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$26,411	$3,829	$30,240	$—	$30,240
Cost of sales	7,183	2,085	9,268	714	9,982

Gross profit	19,228	1,744	20,972	(714)	20,258
Operating expenses	15,720	2,682	18,402	4,304	22,706

Operating profit (loss)	3,508	(938)	2,570	(5,018)	(2,448)
Non-operating income, net	—	—	—	630	630

Net income (loss) from continuing operations	$3,508	$(938)	$2,570	$(4,388)	$(1,818)

Segment assets	$6,349	$888	$7,237	$26,759	$33,996

Segment goodwill	$19,514	$3,818	$23,332	$—	$23,332

Nine months ended October 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$20,742	$3,246	$23,988	$—	$23,988
Cost of sales	5,472	2,111	7,583	556	8,139

Gross profit	15,270	1,135	16,405	(556)	15,849
Operating expenses	12,149	3,164	15,313	4,802	20,115

Operating profit (loss)	3,121	(2,029)	1,092	(5,358)	(4,266)
Non-operating income, net	—	—	—	683	683

Net income (loss) from continuing operations	$3,121	$(2,029)	$1,092	$(4,675)	$(3,583)

Segment assets	$5,337	$1,275	$6,612	$30,725	$37,337

Segment goodwill	$12,247	$3,738	$15,985	$—	$15,985

The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the segmental information disclosed. The Company does not report corporate costs, interest income (expense) and income taxes or identifiable assets by industry segment, other than capital expenditures and accounts receivable, to the President.

The following tables reconcile segment income before provision for income taxes to consolidated loss from continuing operations and segment assets to consolidated total assets.

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands)
Operating profit for reportable segments	$934	$296	$2,570	$1,092
Unallocated amounts:
Central overheads	(818)	(815)	(2,380)	(2,895)
Amortization	(641)	(549)	(1,893)	(1,647)
Share-based compensation	(206)	(282)	(745)	(816)
Interest income, net	73	264	265	845
Exchange gain, net	151	184	252	381

Loss before income taxes	(507)	(902)	(1,931)	(3,040)
Provision for income taxes	142	(253)	113	(543)

Net loss from continuing operations	$(365)	$(1,155)	$(1,818)	$(3,583)

Total assets for reportable segments as of October 31			$7,237	$7,522
Total goodwill for reportable segments as of October 31			23,332	15,985
Unallocated amounts:
Cash and cash equivalents			16,840	23,948
Restricted cash			1,308	338
Prepaid expenses			1,303	1,252
Property and equipment, net			19	49
Intangible assets			5,961	5,083
Deferred costs			573	—
Deferred tax asset			755	55

Total assets from continuing operations as of October 31			$57,328	$54,232

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands)
Net revenue:
United States of America	$8,881	$6,834	$26,403	$21,871
United Kingdom	489	235	1,381	779
Rest of Europe	416	317	1,704	501
Rest of World	328	336	752	837

Total	$10,114	$7,722	$30,240	$23,988

	Nine months ended October 31,
	2008	2007
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$12,894	$5,915
United Kingdom	59	38
Ireland	17,663	16,760

Total	$30,616	$22,713

14.	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations”. SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We will assess how the adoption of SFAS 141(R) will impact our consolidated financial position, results of operations and cash flows if we complete an acquisition after the date of adoption.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”, which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. Early adoption is prohibited. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the impact of adopting FSP FAS 142-3 on our consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The implementation of SFAS 162 will not have a material impact on the Company’s condensed consolidated financial statements.

15.	Acquisition and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$43,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration is due to be paid in the quarter ending April 30, 2009. These past and future payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

•

an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow.

•

the cash payment to VeriFone made on the date of sale of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$7.5 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which will comprise a guaranteed amount of US$2 million. The US$2 million is due to be paid by

February 28, 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$2 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$352,000.

The initial total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.6 million, goodwill of US$3.5 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.4 million subject to final adjustment related to performance related contingent consideration. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes and encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech ADSs amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$339,000. The ADSs are subject to a lock-up arrangement that expires on February 14, 2009, and the Company has an obligation to register the resale of 507,750 ADSs on a Form F-3 registration statement with the SEC by such date. The Company does not expect to pay any additional performance related contingent consideration to Movaris based on the unaudited results for Movaris for the six months period following the closing date.

The initial total purchase costs of US$8.7 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$4.9 million and net assets acquired of US$489,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Under the purchase method of accounting we allocated the total purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair values assigned to identifiable intangible assets acquired were based on estimates and assumptions determined by management with the assistance of a third party appraisal firm. On the acquisition date, we recorded US$4.9 million of goodwill, none of which is deductible for tax purposes. Goodwill resulted primarily from our expectation that we will now be able to provide our customers with comprehensive financial governance solutions. The intangible assets, other than goodwill, are being amortized over their useful lives of 3 and 5 years.

In connection with the acquisition of Movaris, we assumed Movaris’s contractual obligations related to its deferred revenue. Movaris’s deferred revenue was derived primarily from maintenance services. We estimated our obligation related to the Movaris deferred revenue using the cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue from US$1.2 million to US$612,000, which represents our estimate of the fair value of the contractual obligations assumed.

We allocated the purchase price using the information available. We may adjust the preliminary purchase price allocation after obtaining more information regarding the liabilities assumed and revisions of any preliminary estimates. The purchase price allocation will be finalized by the end of fiscal 2009. The following is a preliminary summary of the assets acquired and liabilities assumed in the acquisition of Movaris as adjusted for purchase price adjustments:

Net assets acquired	(U.S. dollars in thousands)
Cash	$17
Property and equipment, net	56
Accounts receivable, net	1,721
Prepaid expenses	95
Deferred tax asset	99
Other current assets	103

Total assets acquired	2,091

Accounts Payable	164
Accrued payroll and related expenses	403
Other accrued liabilities	136
Deferred revenues	612
Provision for leasehold abandonment	287

Total liabilities assumed	1,602

Net assets acquired	$489

The above purchase price allocation reflects certain adjustments since April 30, 2008 of US$198,000 primarily relating to recognition of a deferred tax asset on the opening vacation balance accrual and changes in the fair value of accounts receivable, prepaid expenses, other current assets, other accrued liabilities and deferred revenues.

The following unaudited pro forma financial information presents our combined results with Movaris as if the acquisition had occurred February 1, 2007 (in thousands except for per share data).

	Nine months ended October 31, 2007
	As Reported	Pro Forma
Revenue	$23,988	$28,751
Net loss	$(3,567)	$(7,180)

Basic and diluted net loss per Ordinary Share	$(0.11)	$(0.23)

Shares used in per Ordinary Share calculation	31,318,787	31,318,787

Basic and diluted net loss per ADS	$(0.23)	$(0.46)

Shares used in per ADS Share calculation	15,659,394	15,659,394

No pro forma information has been disclosed for the nine months ended October 31, 2008 as the Movaris acquisition occurred on February 14, 2008, which was close to the beginning of the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2008, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2006” refers to the fiscal year ended January 31, 2006,”fiscal 2007” refers to the fiscal year ended January 31, 2007, “fiscal 2008” refers to the fiscal year ended January 31, 2008, “fiscal 2009” refers to the fiscal year ending January 31, 2009, “fiscal 2010” refers to the fiscal year ending January 31, 2010, “fiscal 2011” refers to the fiscal year ending January 31, 2011, “fiscal 2012” refers to the fiscal year ending January 31, 2012, “fiscal 2013” refers to the fiscal year ending January 31, 2013 and “fiscal 2014” refers to the fiscal year ending January 31, 2014.

A.	Operating Results

Overview

We are a leading global provider of integrated financial governance, transaction risk management, and compliance solutions. We enable companies to achieve excellence in financial governance and performance management through a comprehensive platform of account reconciliation, accounting compliance, and financial reporting applications across the financial lifecycle.

Over 580 leading global organizations are realizing the benefits of Trintech solutions every day to:

•	Gain greater control, visibility, and efficiency across financial processes;

•	Improve financial performance through stronger management of revenue and cost cycles;

•	Ensure the accuracy and integrity of financial data, thereby reducing the risk of material weaknesses and restatements; and

•	Drive immediate efficiencies and cost reductions in financial operations through automation and scalability.

The Company supplies six key products and services:

•

ReconNET - which has extensive reconciliation capability with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 14 of the top 25 (7 in the top 10) publicly traded retail organizations according to 2007 STORES Triversity Top 100 Retailers.

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AssureNET - which provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions.

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Unity - is a comprehensive suite of financial close, enterprise compliance and risk management applications that allows customers to manage performance and compliance by providing a Control Management Framework enabling CFO’s and other senior finance professionals to plan, scope, schedule, perform, manage and report on their governance, risk and compliance control efforts. This product set was acquired through the acquisition of Movaris, Inc.

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xlNET - is a spreadsheet inventory, migration, analysis, reporting, and auditing solution that is intuitive and easy-to-use. The application complements our other reconciliation solutions to provide clients with a Sarbanes-Oxley compliant framework for managing critical spreadsheets associated with account reconciliation, financial reporting, budgeting, forecasting, revenue recognition, and other key financial processes.

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On Demand Services - this involves the provision of ASP services for ReconNET and AssureNET, as well as the provision of the DataFlow Transaction Network service, which is engaged in the retrieval, processing, aggregation and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 20,000 accounts in over 5,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

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ClearContracts - this Software-as-a-Service application (“SaaS”) enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

The Company generated revenues of approximately US$32.9 million in fiscal 2008, US$25.8 million in fiscal 2007 and US$21.0 million in fiscal 2006. In fiscal 2008, approximately 63% of the Company’s revenue was recurring revenue from the provision of transaction services, monthly service SaaS and ASP fees, annual license fees and support fees. The remaining 37% of revenue is generated from initial license fees of our software products and the provision of professional services, such as implementation fees.

The Company has a customer base of more than 580 industry leaders, including 19 of the Fortune 50 and 101 of the Fortune 500 companies. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and the Republic of Ireland, continental Europe and Australia. Top customers in recent years include Accenture, Regis Corporation, Sodexho Operations, Target Stores, Providence Health and Cleveland Clinic.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s financial governance and transaction risk management software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$26.4 million for the nine months ended October 31, 2008. The FMS business has in excess of 560 customers.

Over the last several months, the Company has taken a number of steps to build the FMS business and expand its product offerings, as follows:

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In July 2008, the Company announced the latest release of its innovative Lifecycle Management (LCM) Payments solution for financial institutions. LCM Payments is a ..NET browser-based account reconciliation and positive pay solution that enables financial institutions to provide their clients with a diverse range of real-time capabilities, based on customer-specific business requirements, while consolidating multiple existing systems into a single integrated platform. LCM Payments supplements other treasury management services solutions with advanced fraud prevention technology to provide clients with complete visibility into the status of their payments.

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In July 2008, the Company announced the newest release of its financial governance application suite, Unity 10.1, for enterprise risk management, accounting compliance, account reconciliation, financial close, and financial reporting. Unity 10.1 delivers enhanced management oversight capabilities of the reconciliation processes as they pertain to period-end financial close and reporting processes.

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In October 2008, the Company announced the availability of ReconNET 7.5. The newest version of Trintech’s reconciliation and account balancing application includes improved security, usability enhancements, and supports a new archival module which will help customers further streamline reconciliation workflow so they can deploy resources to other areas critical to their business. ReconNET 7.5 includes support for current versions of Oracle and Microsoft databases, the Microsoft Windows Vista operating system, and Crystal 2008.

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In October 2008, the Company announced the general availability of XLNET v5.3. The release includes innovative features and customer-driven enhancements, including a new executive dashboard providing greater visibility and control over business critical spreadsheets. XLNET v5.3 delivers greater visibility over all aspects of spreadsheet management, accelerates review and approval of key changes, improves security and data integrity, and delivers a scalable, non-invasive solution that is well suited for enterprise wide rollouts.

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In November 2008, the Company announced the availability of AssureNET GL 4.1, the latest release of its application for general ledger reconciliation, review, and certification. AssureNET GL 4.1 delivers new levels of automation in the core application and integration with Trintech’s Unity Financial Close application through Unity’s performance management dashboards. This integration ensures that all financial governance tasks and controls, including the status of reconciliations within AssureNET GL, are visible to the Unity user via the Close Status consoles of the Financial Close management dashboard.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division generated revenues of US$3.8 million for the nine months ended October 31, 2008 and has in excess of 20 customers.

The Company has taken a number of steps to build the Healthcare business and expand its product offering, as follows:

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In May 2008, the Company announced the availability of ClearContracts 8.0. The latest version of Concuity’s ClearContracts solution enables users to more efficiently manage institutional and professional claim reimbursement activities and maximize reimbursement for bundled claims as well as ambulatory payment/outpatient visits.

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In June 2008, the Company announced its partnership with Financial Healthcare Systems (FHS Corp), a provider of a web-based solution for credible procedural price estimates that provides patients with specific out-of-pocket costs, allowing them to better plan for impending medical expenses, while giving hospitals the ability to more accurately project revenue. By partnering with FHS Corp, Concuity further enhances its value proposition for hospitals seeking to increase customer satisfaction, streamline operations, and improve revenue calculation.

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In June 2008, the Company announced the availability of PriceAdvisorTM, a web-based solution that will enable hospitals to accurately produce patient estimates by utilizing payer contracts, actual claim data, and patient benefit information.

Revenue

Following the sale of the Payments business, our revenue is primarily derived from two sources:

License Revenue. Software license revenue, which represented 47% and 50% of total revenue for the three and nine months ended October 31, 2008, is derived from license fees from our transaction process management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, based on the level of support provided, and are generally paid annually. The Company also licenses our software on a recurring rental (ASP) basis.

Service Revenue. The Company derives service revenue, which represented 53% and 50% of total revenue for the three and nine months ended October 31, 2008, from data delivery services, consulting services, educational and training services, customization services and implementation services.

Total revenue from customers in the United States was US$8.9 million and US$26.4 million in the three and nine months ended October 31, 2008 and US$6.8 million and US$21.9 million in the three and nine months ended October 31, 2007. This represented approximately 88% and 87% in the three and nine months ended October 31, 2008 and 89% and 91% in the three and nine months ended October 31, 2007. Total revenue from customers in the United Kingdom was US$489,000 and US$1.4 million in the three and nine months ended October 31, 2008 and US$235,000 and US$779,000 in the three and nine months ended October 31, 2007, respectively. This represented approximately 5% in both the three and nine months ended October 31, 2008 and 3% in both the three and nine months ended October 31, 2007.

Recurring revenue increased in absolute terms from US$5.3 million and US$15.5 million in the three and nine months ended October 31, 2007 to US$6.2 million and US$17.9 million in the three and nine months ended October 31, 2008. Recurring revenue accounted for 62% and 60% of total revenue in the three and nine months ended October 31, 2008 and was derived from the provision of annual license fees, transaction services, support and ASP fees. Recurring revenue accounted for 68% and 65% in the three and nine months ended October 31, 2007. The fall in the recurring revenue percentage relative to total revenue was due to a higher percentage of new license sales and related professional services in fiscal 2009.

Cost of Revenue

Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS and ASP contracts. The deferred commission amounts are amortized over the future revenue streams of the Healthcare SaaS and ASP customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 months to 60 months. These deferred costs are separately disclosed in the accompanying consolidated balance sheets.

Operating Expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004, fiscal 2007 and fiscal 2009.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$151,000 and US$252,000 in the three and nine months ended October 31, 2008. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The following table summarizes share-based compensation expense related to share-based awards under SFAS No. 123R, “Share-Based Payment”, recorded in the consolidated statements of operations:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
	(U.S. dollars in thousands)
Cost of revenue-license	$1	$2	$4	$7
Cost of revenue-services	16	12	44	57
Research and development	16	10	44	44
Sales and marketing	49	58	145	162
General and administrative	124	200	508	546

Total	$206	$282	$745	$816

Acquisition History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$43,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration is due to be paid in the quarter ending April 30, 2009. These past and future payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

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an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$920,000 net of legal charges and therefore nothing further is held in escrow.

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the cash payment made on the date of sale to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$7.5 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is now estimated at a guaranteed amount of US$2 million. The US$2 million is due to be paid by February 28, 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$2 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$352,000.

The initial total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.6 million, goodwill of US$3.5 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.4 million subject to final adjustment related to performance related contingent consideration. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes and encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech ADSs amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$339,000. The ADSs are subject to a lock-up arrangement that expires on February 14, 2009, and the Company has an obligation to register the resale of 507,750 ADSs on a Form F-3 registration statement with the SEC by such date. The Company does not expect to pay any additional performance related contingent consideration to Movaris based on the unaudited results for Movaris for the six months period following the closing date.

The initial total purchase costs of US$8.7 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$4.9 million and net assets acquired of US$489,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from license fees and charges for services.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements, known as ASP. With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. We consider the applicability of EITF No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In ASP term-based arrangements, where the customer does not have the contractual right to take possession of software, ASP fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For ASP arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by Emerging Issues Task Force (EITF) 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and provide for quarterly billing. Revenue related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Impairment of Non-current Assets and Goodwill. The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No goodwill impairments were recognized for fiscal 2006, 2007 and 2008.

In fiscal 2006, the Company recognized a reduction of the impairment loss on goodwill previously written off. There was an extensive negotiation over the previous two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal 2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$888,000, which again formed part of the original purchase consideration. The net effect of the settlement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognized for fiscal 2006, 2007 and 2008.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended October 31,		Nine months ended October 31,
	2008	2007	2008	2007
Revenue:
License	47%	48%	50%	49%
Service	53	52	50	51

Total revenue	100	100	100	100

Cost of revenue:
License	6	5	6	5
Amortization of purchased technology	2	2	2	2
Service	28	28	25	27

Total cost of revenue	36	35	33	34

Gross margin	64	65	67	66

Operating expenses:
Research and development	15	15	15	15
Sales and marketing	28	33	31	33
General and administrative	23	29	24	31
Restructuring charge	1	—	1	—
Amortization of purchased intangible assets	4	5	4	5

Total operating expenses	71	82	75	84

Loss from operations	(7)	(17)	(8)	(18)

Interest income, net	1	3	1	3
Exchange gain, net	1	2	1	2

(Loss) income before provision for income taxes	(5)	(12)	(6)	(13)
Provision for income taxes	1	(3)	0	(2)

Net loss from continuing operations	(4)%	(15)%	(6)%	(15)%

Three months ended October 31, 2008 compared to three months ended October 31, 2007.

Revenue	Three months ended October 31, 2008	Three months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	4,777	3,731	1,046	28%
Service	5,337	3,991	1,346	34%

Total Revenue	10,114	7,722	2,392	31%

Nine months ended October 31, 2008 compared to nine months ended October 31, 2007.

Revenue	Nine months ended October 31, 2008	Nine months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	15,048	11,750	3,298	28%
Service	15,192	12,238	2,954	24%

Total Revenue	30,240	23,988	6,252	26%

Total Revenue. In the three months ended October 31, 2008 and 2007, the top five customers collectively accounted for 11% and 13%, respectively, of the Company’s total revenues. In the nine months ended October 31, 2008 and 2007, the top five customers collectively accounted for 10% of the Company’s total revenues in each period. There were no customers who individually accounted for more than 10% of total revenue in either period.

License. The increase in license revenue in the three and nine months ended October 31, 2008 was mainly due to an increase in revenues from the AssureNET product and revenues generated from our recently acquired Movaris business.

Service. The increase in service revenue in the three and nine months ended October 31, 2008 was due to an increase in revenues from our ReconNet and AssureNET products, particularly in the EMEA region, an increase in revenues from our Healthcare business and revenues generated from the recently acquired Movaris business.

Three months ended October 31, 2008 compared to three months ended October 31, 2007.

Cost of Revenue	Three months ended October 31, 2008	Three months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	619	409	210	51%
Amortization of purchased technology	226	164	62	38%
Service	2,788	2,172	616	28%

Total Cost of Revenue	3,633	2,745	888	32%

Nine months ended October 31, 2008 compared to nine months ended October 31, 2007.

Cost of Revenue	Nine months ended October 31, 2008	Nine months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	1,705	1,186	519	44%
Amortization of purchased technology	668	491	177	36%
Service	7,609	6,462	1,147	18%

Total Cost of Revenue	9,982	8,139	1,843	23%

Total Cost of Revenue. Total revenue increased by 31% and 26% in the three and nine months ended October 31, 2008 compared to the corresponding periods last year and the total cost of revenue increased by 32% and 23% in the three and nine months ended October 31, 2008 compared to last year. There was a 1% fall in the gross margin percentage for the three months ended October 31, 2008 and a 1% increase in gross margin percentage in the nine months ended October 31, 2008 compared to last year.

License. The increase in the cost of license revenue both in absolute dollars and in percentage terms for the three months ended October 31, 2008 compared to the corresponding period in the prior year was due to increased reseller costs and new costs associated with supporting the Movaris business’ products. The increase in the cost of license revenue both in absolute dollars and in percentage terms for the nine months ended October 31, 2008 compared to the corresponding period in the prior year was due to increased salary costs and new costs associated with supporting the Movaris business’ products. The cost of license revenue as a percentage of license revenue increased to 13% and 11% for three and nine months ended October 31, 2008 compared to 11% and 10% in the corresponding period last year.

Amortization of purchased technology. The increase in amortization of purchased technology is due to additional amortization relating to the newly acquired Movaris business in the first quarter of fiscal 2009.

Service. The service revenue costs increased both in absolute dollars and in percentage terms for the three and nine months ended October 31, 2008 compared to service revenue costs for the corresponding period in the prior year. These costs represented 52% and 50% of service revenues for the three and nine months ended October 31, 2008 compared to 54% and 53% for the three and nine months in the prior year. The increase in service costs was primarily due to costs associated with servicing the customers of the newly acquired Movaris business, increase in salary costs and increased maintenance charges associated with servicing the ASP business.

Three months ended October 31, 2008 compared to three months ended October 31, 2007.

Operating Expenses	Three months ended October 31, 2008	Three months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	1,580	1,152	428	37%
Sales and marketing	2,831	2,527	304	12%
General and administrative	2,286	2,263	23	1%

Nine months ended October 31, 2008 compared to nine months ended October 31, 2007.

Operating Expenses	Nine months ended October 31, 2008	Nine months ended October 31, 2007	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	4,630	3,679	951	26%
Sales and marketing	9,368	7,994	1,374	17%
General and administrative	7,329	7,286	43	1%

Research and Development. The increase in expenses in the three and nine months ended October 31, 2008 was due to additional research and development costs associated with the Movaris business.

Sales and Marketing. The increase in sales and marketing expenses in the three and nine months ended October 31, 2008 was primarily due to the increase in salaries and inclusion of costs related to the Movaris business.

General and Administrative. General and administrative expenses remained almost unchanged in the three and nine months ended October 31, 2008. The increase in costs due to the newly acquired Movaris business and the impact of the weakening US Dollar against the euro was offset by the overall reduction in salary, legal and professional and occupancy costs compared to the corresponding period in the prior year.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The increase in amortization of purchased intangible assets for the three and nine months ended October 31, 2008 compared to the corresponding period in the prior year was due to the additional amortization relating to the Movaris business in the first quarter.

Share-based Compensation. Share-based compensation expense recognized under SFAS 123R for the three and nine months ended October 31, 2008 was US$206,000 and US$745,000 compared to US$282,000 and US$816,000 for the three and nine months ended October 31, 2007.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$73,000 in the three months ended October 31, 2008 compared to US$264,000 in the three months ended October 31, 2007. Similarly, interest income, net decreased to US$265,000 in the nine months ended October 31, 2008 compared to US$845,000 in the nine months ended October 31, 2007. The decrease was due to lower deposit balances on hand and lower US interest rates compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$142,000 credit and US$113,000 credit for the three and nine months ended October 31, 2008, respectively; compared to a US$253,000 charge and US$543,000 charge for the three and nine months ended October 31, 2007, respectively. During the three and nine months ended October 31, 2008, the Company recorded a deferred tax credit of US$130,000 and US$233,000 respectively, for US net operating losses and deductible timing differences incurred during that period. The Company also recorded a tax credit of US$72,000 in the three months ended October 31, 2008 relating to a reversal of reductions in income tax payable resulting from the exercise of stock options and other employee stock programs that were credited to stockholders’ equity in the three and six months ended July 31, 2008. The residual provision for income taxes of US$60,000 and US$120,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the UK tax jurisdiction. During the three and nine months ended October 31, 2007, the Company recorded a deferred tax expense of US$140,000 and US$341,000 in relation to US net operating losses and deductible timing differences during that period. The residual provision for income taxes of US$113,000 and US$203,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the Irish and UK tax jurisdictions.

Gain on sale from discontinued operations, net. In October 2008, the Company realized a gain of US$920,000, net of legal charges from a settlement of indemnification claims by VeriFone Holdings, Inc. that were part of the escrow amount held back against any claims arising from the sale of the payments business to VeriFone Holdings, Inc in September 2006.

B. Liquidity and Capital Resources

As of October 31, 2008, the Company had net working capital of US$8.8 million, including cash and cash equivalents totaling US$16.8 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 5.2% as at October 31, 2008. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. The Company had a bank overdraft amount of US$0 and US$137,000 as at October 31, 2008 and October 31, 2007, respectively.

Summary Cashflow for the nine months ended October 31, 2008 compared to the nine months ended October 31, 2007.

	Nine months ended October 31,
	2008	2007
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	23,766	25,766
Net cash provided by (used in) operating activities	3,209	(616)
Net cash used in investing activities	(9,043)	(1,734)
Net cash (used in) provided by financing activities	(18)	482
Effect of exchange rate changes on cash and cash equivalents	(1,074)	50
Cash and cash equivalents at the end of period	16,840	23,948

Net cash provided by operating activities in the nine months ended October 31, 2008 resulted from a loss on operations, excluding depreciation, amortization of intangible assets, share-based compensation and gain on sale of discontinued operations, net in the aggregate of US$1.4 million and a decrease in working capital of US$1.8 million. Net cash used in operating activities in the nine months ended October 31, 2007 resulted from a loss on operations, excluding depreciation, gain on sale of fixed assets, amortization of intangible assets and share-based compensation, in the aggregate US$637,000 and a decrease in working capital of US$21,000.

Net cash used in investing activities in the nine months ended October 31, 2008 comprised payments relating to the acquisition of the Movaris and Assurity businesses of US$7.3 million and US$1.4 million, respectively, capital expenditure of US$244,000 and increase in restricted cash deposits of US$970,000 which was partly offset by proceeds relating to the sale of discontinued operations, net of US$920,000. Net cash used in investing activities in the nine months ended October 31, 2007 comprised payments relating to the acquisition of the Assurity and Concuity businesses of US$758,000 and US$107,000, respectively, capital expenditure of US$538,000 and payments relating to the sale of business of US$331,000.

Net cash used in financing activities for the nine months ended October 31, 2008 consisted of principal payments on capital leases of US$109,000 and repurchase of ordinary shares of US$33,000 which was offset by proceeds from the issuance of the Company’s ordinary shares to the value of US$124,000 arising from the exercise of share options. Net cash provided by financing activities for the nine months ended October 31, 2007 consisted of proceeds from the issuance of our ordinary shares to the value of US$390,000 arising from the exercise of share options, proceeds from the bank overdraft facility of US$137,000, and proceeds from the sale of fixed assets of US$338,000. These outflows were partially offset by principal payments on capital leases of US$45,000 and an increase in restricted cash deposits of US$338,000.

As of October 31, 2008, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$4.2 million net of sub-lease income, payable through fiscal 2014. The Company has estimated it will incur US$4.2 million in net payments over the remaining period of the leases of which US$412,000 will be paid in the remainder of fiscal 2009, US$836,000 in fiscal 2010, US$653,000 in fiscal 2011, US$741,000 in fiscal 2012, US$775,000 in fiscal 2013 and US$792,000 thereafter.

As of October 31, 2008, the Company had no other material commitments for capital expenditures or strategic investments.

The Company signed an addendum to the asset purchase agreement with Assurity Technologies, Inc. on June 25, 2008, under which both parties agreed that the final guaranteed earn-out payment in respect of the asset purchase agreement would be US$970,000 which was placed in escrow by the Company. The final earn-out payment of $970,000 will be paid from this escrow account in the quarter ending April 30, 2009.

The Company is due to pay a final guaranteed performance based earn-out of US$2 million by February 28, 2009 as part of the acquisition of substantially all the assets and assumption of certain liabilities of Concuity, Inc.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. The Company may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. The Company may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, the Company may be unable to develop or enhance its products or services, take advantage of business opportunities or respond to competitive pressures. If the Company raises additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires it to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of October 31, 2008, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of October 31, 2008, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of October 31, 2008, the Company had five forward exchange contracts, three of which maturing in fiscal 2009 and two maturing in fiscal 2010 to sell US$1.5 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The fair value of these forward contracts as of October 31, 2008 was US$204,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At October 31, 2008 the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2009	Fair Value as of October 31, 2008	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	1,476	(204)	1.4759

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2008 and 2007:

	As of October 31,
	2008	2007
Research and development	34	29
Professional and support services	117	103
Sales and marketing	51	49
Administration	29	29

Total	231	210

Of the Company’s total number of employees, as of October 31, 2008, 20 are located in Europe and 211 are located in North America. The increase in employee headcount was primarily due to the inclusion of employees relating to the newly acquired Movaris business in fiscal 2009.

None of the Company’s employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it would be making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings, Inc. on these claims and received a final settlement of US$1 million. There are no additional funds held in escrow.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets have become increasingly negative, and global financial markets have experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenue on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance software and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenue will be derived from the sale of our transaction risk management products and services. We have historically marketed these products primarily in the United States, which is currently in recession. For fiscal 2008, U.S. customers accounted for 90% of our revenues. For the nine months ended October 31, 2008, U.S. customers accounted for 88% of group revenue. Any material reduction in demand for our products and services in the United States could adversely affect our business, financial condition and results of operations.

New versions and releases of our products may contain errors or defects.

Our software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which our business, cash flow, financial condition and results of operations could be materially adversely affected.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$898,000 in the nine months ended October 31, 2008, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007, US$1.5 million in fiscal 2006 and US$3.2 million in fiscal 2004 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase our revenues to achieve and maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently achieve or sustain profitability.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2005, fiscal 2006, fiscal 2007 fiscal 2008 and fiscal 2009 to-date. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2009 and beyond.

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors, temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct necessary and appropriate background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, customer reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

Our software and transaction services business model will present risks and may have an adverse effect on our financial performance.

On September 1, 2006, we finalized the sale of our Payments hardware business to VeriFone Holdings, Inc. and, since that time the Company has had a software and transaction services business model. This involves growing organically our Funds Management Systems (“FMS”) business and positioning our Healthcare business for future growth. This growth is expected to be driven by capitalizing on an increased demand for financial governance, transaction risk management, compliance and revenue and cost cycle management solutions globally; offering new products and services from acquisitions completed by the Company to its existing customer base; and continuing to grow its market share of the healthcare market. However, such demand for financial governance and other products may not arise, opportunities to make additional acquisitions may not arise and we may not gain the market traction in the healthcare market that we expect. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. Furthermore, the growth of our Healthcare business is expected to be driven by the use of this business as a platform for further SaaS revenue growth. However, such integration may not be successful and this business may not serve as a platform for further significant SaaS revenue growth. If our software and transaction services business model is not successful, this may have an adverse effect on our financial performance.

We could be subject to potential product liability claims and third party liability claims related to products and services.

Our financial governance, transaction risk management and compliance products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and accounting compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design;;

•	the quality, performance and reliability of the product; and

•	the effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of certain assets and liabilities of Concuity, Inc. in December 2006 and the acquisition of Movaris, Inc. in February 2008. The acquisitions we have made have resulted in amortization of acquired intangible assets and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril McGuire, our Chief Executive Officer, and R. Paul Byrne, our President. The loss of certain members of our senior management, including our Chief Executive Officer and President, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, compliance, internet and other expertise. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and
•	timing and market acceptance of new products or product enhancements by either the Company or our competitors.

In addition, our revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenue in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape, is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenue, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, such as the material weakness described below, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Management has determined that the Company did not maintain effective controls over the completeness and accuracy of the U.S. income tax calculations in relation to intercompany adjustments made for the purposes of U.S. income tax calculations in the second quarter of fiscal 2009. An operational failure in internal control occurred in that there was no independent review of the U.S. income tax calculations. This has been identified as a deficiency in internal control over financial reporting which constitutes a “material weakness”. A material weakness is a weakness or a combination of weaknesses in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in relation to intercompany adjustments made for the purposes of U.S. income tax calculations was identified during the preparation of our financial statements for the quarter ended July 31, 2008 and was corrected prior to the publication of those financial statements. As such, the current and deferred U.S. income taxation accounts are properly reflected in the unaudited interim consolidated financial statements for the quarter ended July 31, 2008 presented in our earnings release dated August 20, 2008 and in this report and the prior report on Form 6-K. This material weakness did not materially impact reported financial results for earlier periods and did not occur in the quarter ended October 31, 2008.

Although management has expanded the scope of services provided by the Company’s external tax advisors to include an independent review of all aspects of the calculation of taxation to ensure that all reasonable steps are taken to address this material weakness, there can be no assurance that these steps will remediate this material weakness or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar weakened significantly against both the euro and pound sterling in fiscal 2008, it has strengthened recently during fiscal 2009 against both currencies. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our margins.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against future profits, if they occur, was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products and services.

The markets for financial governance software and services are rapidly evolving and changing. The markets are influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. Our ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if we fail to effectively respond to future changes in the rapidly developing markets in which we operate, or if customers choose not to use our product, then our business, cash flow, financial condition and results of operations could be materially adversely affected.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general have experienced extreme price and volume fluctuations. Broad market fluctuations of this type may adversely affect the market price of our ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of our shares has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	limited trading volume;

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, analysts’ or investors’ estimates or expectations;

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in our products;

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or our competitors;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors; and

•	adverse developments in patent or other proprietary rights.

In addition, the limited daily trading volume of our ADSs on the Nasdaq Stock Market may adversely impact the ability of our investors to sell their securities, and any such sales may adversely impact the trading price of our ADSs.

Our success depends on our ability to manage and expand our software direct sales force.

We have sold our software products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from our existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand our software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from our existing sales force. Our business and results of operations will be materially adversely affected if we fail to successfully expand our software direct sales force or if we fail to increase productivity from our existing software sales force.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for financial governance, transaction risk management and compliance solutions is competitive and we expect competition to continue to increase. Our competitors include Fiserv (Checkfree), Blackline Corporation, Paisley Consulting, Open Pages, MED Assets and Accuro for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships and partnerships that may not continue in the future.

We have developed strategic relationships and partnerships with other companies. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We may need to establish additional strategic relationships and partnerships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: December 19, 2008